August 1, 2018

VIA EDGAR

Attn: Edward Bartz
Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Fidelity Salem Street Trust:
Fidelity ZERO International Index Fund

Fidelity ZERO Total Market Index Fund
Securities Act File No: 002-41839
Investment Company Act File No. 811-02105

Dear Mr. Bartz:

On June 8, 2018, Fidelity Salem Street Trust (the “Registrant”) filed post-effective amendment No. 420 to a registration statement on Form N-1A on behalf of Fidelity ZERO International Index Fund and Fidelity ZERO Total Market Index Fund.  In addition, the Registrant filed today post-effective amendment No. 430 to this registration statement (the “Post-Effective Amendment”) to update certain disclosures and provide additional exhibits.  Both of these post-effective amendments were filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), with the Registrant proposing that the Post-Effective Amendment become automatically effective on September 30, 2018 pursuant to that rule.

Pursuant to Rule 461(a) under the 1933 Act, the Registrant and its principal underwriter, Fidelity Distributors Corporation, hereby respectfully request that the effective date of the Post-Effective Amendment be accelerated so that it will be effective at 10:00 a.m., Eastern Time, on August 1, 2018, or as soon as practicable thereafter.

In connection with this request, the undersigned officer of the Registrant acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please contact Jason P. Pogorelec at (617) 563-5177 if you wish to discuss this correspondence further.

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Respectfully submitted,

Fidelity Salem Street Trust	Fidelity Distributors Corporation

/s/ Laura Del Prato By: Laura Del Prato Title: President and Treasurer	/s/ Judy Marlinski By: Judy Marlinski Title: President